UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RAINMAKER SYSTEMS, INC.

(Name of issuer)

COMMON STOCK

(Title of class of securities)

750875304

(CUSIP number)

RAWLEIGH RALLS LACUNA, LLC 1100 SPRUCE STREET, SUITE 202 BOULDER, COLORADO 80302 TELEPHONE: (303) 447-1708

(Name, address and telephone number of person authorized to receive notices and communications)

December 19, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (this “Amendment No. 1”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 19, 2011 (the “Original Statement”) by and on behalf of Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC (“Lacuna LLC”) and relates to the common stock, $0.001 par value per share (“Common Stock”), of Rainmaker Systems, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 1 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment No. 1 is being filed to amend Item 5 as set forth below to disclose the beneficial ownership of shares of Common Stock of the Issuer by Richard O’Leary, who is one of the Listed Persons and a member of Lacuna LLC. Such information was inadvertently omitted from the Original Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented with the following:

(a) and (b) The following information with respect to the ownership of the Common Stock of the Issuer by the person identified below is provided as of December 19, 2011:

	September 30,	September 30,	September 30,		September 30,	September 30,		September 30,		September 30,
Lacuna Entity and Listed Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Beneficial Ownership		Percentage of Class
Richard O’Leary(1)	0	0	31,000	(2)	0	31,000	(2)	31,000	(2)	0.1	%(3)

(1)	Richard O’Leary is a member of Lacuna LLC.

(2)	Includes 16,000 shares held by Mr. O’Leary’s spouse and an aggregate of 15,000 shares held by his minor children.

(3)

This percentage is calculated based upon 26,751,637 shares of the Issuer’s Common Stock outstanding as of November 10, 2011, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 20th day of December, 2011.

LACUNA HEDGE FUND LLLP

By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

By:	/s/ JK Hullett
JK Hullett, Managing Director

LACUNA HEDGE GP LLLP

By:	Lacuna, LLC, its general partner

By:	/s/ JK Hullett
JK Hullett, Managing Director

LACUNA, LLC

By:	/s/ JK Hullett
JK Hullett, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.